UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 1)

BJ’s Restaurants, Inc.

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

09180C106
(CUSIP Number)

Patrick Walsh

PW Partners Atlas Fund IV LP

c/o PW Partners Capital Management LLC

4300 S US-1

Jupiter, Florida 33477

(212) 504-6000

with a copy to:

Stephen Fraidin

Gregory P. Patti

Cadwalader, Wickersham & Taft LLP

200 Liberty Street

New York, NY 10281

(212) 504-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 26, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 09180C106	13D

1.	Names of Reporting Persons PW Partners Atlas Fund IV LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 514,709*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 514,709 *
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 514,709*
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2.2%**
14.	Type of Reporting Person (See Instructions) PN

* Atlas Fund IV (as defined below) beneficially owns an aggregate of 514,709 Common Shares, including (i) the 200 Common Shares held in record name, (ii) 444,509 Common Shares held beneficially and (iii) as described in Item 6, 70,000 Common Shares underlying call options.

** All percentage calculations set forth herein are based upon the aggregate of 23,366,951 Common Shares outstanding as of February 26, 2024, as reported in the Issuer’s Annual Report on Form 10-K filed with the U.S. Securities and Exchange Commission (the “SEC”) on February 27, 2024.

CUSIP No. 09180C106	13D

1.	Names of Reporting Persons PW Partners Atlas Fund LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 122,500*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 122,500*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 122,500*
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.5%**
14.	Type of Reporting Person (See Instructions) PN

* Atlas Fund I (as defined below) beneficially owns an aggregate of 122,500 Common Shares, including (i) the 85,000 Common Shares held beneficially and (ii) as described in Item 6, 37,500 Common Shares underlying call options.

** All percentage calculations set forth herein are based upon the aggregate of 23,366,951 Common Shares outstanding as of February 26, 2024, as reported in the Issuer’s Annual Report on Form 10-K filed with the SEC on February 27, 2024.

CUSIP No. 09180C106	13D

1.	Names of Reporting Persons PW Partners Atlas Funds, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 637,209*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 637,209*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 637,209*
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2.7%**
14.	Type of Reporting Person (See Instructions) OO

* By virtue of being the general partner of each of Atlas Fund IV (as defined below) and Atlas Fund I (as defined below), Atlas Fund GP (as defined below) is deemed to beneficially own the Common Shares owned directly by Atlas Fund IV and Atlas Fund I.

** All percentage calculations set forth herein are based upon the aggregate of 23,366,951 Common Shares outstanding as of February 26, 2024, as reported in the Issuer’s Annual Report on Form 10-K filed with the SEC on February 27, 2024.

CUSIP No. 09180C106	13D

1.	Names of Reporting Persons PW Partners, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 530,000*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 530,000*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 530,000*
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2.3%**
14.	Type of Reporting Person (See Instructions) OO

* PW Partners, LLC beneficially owns an aggregate of 530,000 Common Shares, including (i) the 330,000 Common Shares held beneficially and (ii) as described in Item 6, 200,000 Common Shares underlying call options.

** All percentage calculations set forth herein are based upon the aggregate of 23,366,951 Common Shares outstanding as of February 26, 2024, as reported in the Issuer’s Annual Report on Form 10-K filed with the SEC on February 27, 2024.

CUSIP No. 09180C106	13D

1.	Names of Reporting Persons PW Partners Capital Management LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,167,209*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,167,209*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,167,209*
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.0%**
14.	Type of Reporting Person (See Instructions) OO

* By virtue of being the investment manager of each of Atlas Fund IV (as defined below), Atlas Fund I (as defined below) and PW Partners, LLC, PW Capital Management (as defined below) may be deemed to beneficially own the Common Shares owned directly by Atlas Fund IV, Atlas Fund I and PW Partners, LLC.

** All percentage calculations set forth herein are based upon the aggregate of 23,366,951 Common Shares outstanding as of February 26, 2024, as reported in the Issuer’s Annual Report on Form 10-K filed with the SEC on February 27, 2024.

CUSIP No. 09180C106	13D

1.	Names of Reporting Persons Patrick Walsh
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF, AF, OO
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 101,495**
	8.	Shared Voting Power 1,167,209*
	9.	Sole Dispositive Power 101,495**
	10.	Shared Dispositive Power 1,167,209*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,268,704**
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.4%***
14.	Type of Reporting Person (See Instructions) IN

* By virtue of being the Managing Member and Chief Executive Officer of each of Atlas Fund GP (as defined below) and PW Partners, LLC, and the Managing Member of PW Capital Management (as defined below), Mr. Walsh may be deemed to beneficially own the Common Shares owned directly by Atlas Fund IV, Atlas Fund I and PW Partners, LLC.

** In addition to his beneficial ownership of the Common Shares held by Atlas Fund IV, Atlas Fund I and PW Partners, LLC, Mr. Walsh beneficially owns 101,495 Common Shares (including 65,664 Common Shares underlying call options owned by Mr. Walsh and 14,261 Common Shares in respect of RSUs granted to Mr. Walsh in connection with his prior service to the Board of the Issuer, all of which have vested).

*** All percentage calculations set forth herein are based upon the aggregate of 23,366,951 Common Shares outstanding as of February 26, 2024, as reported in the Issuer’s Annual Report on Form 10-K filed with the SEC on February 27, 2024.

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) amends and supplements the Schedule 13D filed on March 6, 2024 (as amended and supplemented through the date of this Amendment No. 1, collectively, the “Schedule 13D”) by the Reporting Persons, relating to the Common Shares of the Issuer. Capitalized terms not defined in this Amendment No. 1 shall have the meaning ascribed to them in the Schedule 13D.

The information set forth in response to Item 4 below shall be deemed to be a response to all Items where such information is relevant.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D filed on March 6, 2024 is hereby supplemented by adding the following paragraph to the end thereof:

“From and including March 7, 2024, through and including March 27, 2024, Atlas Fund IV purchased an additional 35,000 Common Shares underlying call options for a total purchase price of $174,300 including fees and expenses, and Atlas Fund I purchased an additional 10,000 Common Shares underlying call options for a total purchase price of $21,500 including fees and expenses. The source of funds used by Atlas Fund IV to purchase the Common Shares is its working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The source of funds used by Atlas Fund I to purchase the Common Shares is its working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). Unless noted above, no part of the purchase price for such Common Shares was borrowed by any Reporting Person for the purpose of acquiring, holding, trading or voting any securities discussed in this Item 3.”

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented with the following information:

“On March 26, 2024, PW Partners, LLC (with its affiliates, “PW Partners”) entered into a Cooperation Agreement (the “Cooperation Agreement”) with the Issuer.

Effective upon execution of the Cooperation Agreement, Atlas Fund IV withdrew its Notice to submit the Nomination Proposal and the Bylaw Proposal at the 2024 Annual Meeting.

Pursuant to the Cooperation Agreement, the Issuer engaged PW Partners to provide recommendations regarding cost structure and efficiencies to the Issuer and the Board. In consideration of the services provided by PW Partners, the Issuer granted Mr. Walsh, the Managing Member and Chief Executive Officer of PW Partners, an award in the form of restricted stock units (“RSUs”), which shall vest six months following the date of the Cooperation Agreement, or earlier subject to certain customary conditions. The total number of awarded RSUs will be equal to $175,000 divided by the closing price of the Common Shares on the execution date of the Cooperation Agreement. Unless otherwise mutually agreed to in writing by each party, the Cooperation Agreement will remain in effect until six months after the execution of the Cooperation Agreement (the “Termination Date”).

The Cooperation Agreement further provides, among other things, that until the Termination Date:

•	PW Partners will be subject to customary standstill restrictions, including, among others, with respect to the acquisition of beneficial ownership of or otherwise having economic exposure up to a maximum ownership cap of nine and nine-tenths percent (9.9%) of the Common Shares in the aggregate, proxy solicitation and related matters, extraordinary transactions and other changes, each of the foregoing subject to certain exceptions;

•	PW Partners will vote all Common Shares beneficially owned by it in accordance with the Board’s recommendations with respect to (i) the election, removal and/or replacement of directors of the Issuer and (ii) any other proposal submitted to shareholders, subject to certain exceptions relating to extraordinary transactions and recommendations made by Institutional Shareholder Services, Inc. or Glass Lewis & Co., LLC;

•	each party agrees not to disparage or sue the other party, subject to certain exceptions; and

•	the Issuer will reimburse certain of PW Partners’ out-of-pocket fees and expenses, provided, that such reimbursement will not exceed $75,000 in the aggregate.

The foregoing description does not purport to be complete and is qualified in its entirety by reference to the Cooperation Agreement, a copy of which is attached hereto as Exhibit 99.4 and is incorporated herein by reference.”

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D filed on March 6, 2024 is hereby amended and restated as set forth below:

“(a), (b) The applicable Reporting Persons may be deemed to beneficially own an aggregate of 1,268,704 Common Shares, including 200 Common Shares held directly by Atlas Fund IV, and, as described in Item 6, call options which are exercisable for an aggregate of 358,164 Common Shares. These Common Shares (including the Common Shares underlying the above-mentioned call options) represent approximately 5.4% of the outstanding Common Shares.

Atlas Fund IV has the sole power to vote or direct the vote of 0 Common Shares; has the shared power to vote or direct the vote of 514,709 Common Shares; has the sole power to dispose or direct the disposition of 0 Common Shares; and has the shared power to dispose or direct the disposition of 514,709 Common Shares.

Atlas Fund I has the sole power to vote or direct the vote of 0 Common Shares; has the shared power to vote or direct the vote of 122,500 Common Shares; has the sole power to dispose or direct the disposition of 0 Common Shares; and has the shared power to dispose or direct the disposition of 122,500 Common Shares.

Atlas Fund GP has the sole power to vote or direct the vote of 0 Common Shares; has the shared power to vote or direct the vote of 637,209 Common Shares; has the sole power to dispose or direct the disposition of 0 Common Shares; and has the shared power to dispose or direct the disposition of 637,209 Common Shares.

PW Partners, LLC has the sole power to vote or direct the vote of 0 Common Shares; has the shared power to vote or direct the vote of 530,000 Common Shares; has the sole power to dispose or direct the disposition of 0 Common Shares; and has the shared power to dispose or direct the disposition of 530,000 Common Shares.

PW Capital Management has the sole power to vote or direct the vote of 0 Common Shares; has the shared power to vote or direct the vote of 1,167,209 Common Shares; has the sole power to dispose or direct the disposition of 0 Common Shares; and has the shared power to dispose or direct the disposition of 1,167,209 Common Shares.

Patrick Walsh has the sole power to vote or direct the vote of 101,495 Common Shares; has the shared power to vote or direct the vote of 1,167,209 Common Shares; has the sole power to dispose or direct the disposition of 101,495 Common Shares; and has the shared power to dispose or direct the disposition of 1,167,209 Common Shares.

(c) All transactions in the Common Shares and call options effected during the past sixty days by the Reporting Persons are set forth on Exhibit 99.2 and Exhibit 99.5 hereto and that information is incorporated by reference herein.

(d) The Reporting Persons have the right to receive dividends from, and the proceeds from the sale of, the Common Shares covered by this Schedule 13D and held for their account. Except as disclosed in this Item 5, no other person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares covered by this Schedule 13D.

(e) Not applicable.”

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented with the following information:

“On March 26, 2024, PW Partners and the Issuer entered into the Cooperation Agreement, as defined and described in Item 4 above and attached as Exhibit 99.4 hereto.”

Item 7.	Material to be Filed as Exhibits.

Exhibit 99.1	Joint Filing Agreement, dated March 6, 2024, among the Reporting Persons*
Exhibit 99.2	Trading Data*
Exhibit 99.3	Letter to the Chairman of the Board, dated February 20, 2024*
Exhibit 99.4	Cooperation Agreement, dated March 26, 2024, by and between PW Partners and the Issuer
Exhibit 99.5	Trading Data

*Previously filed.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: March 28, 2024	PW PARTNERS ATLAS FUND IV LP

By: PW Partners Atlas Funds, LLC, its general partner

By:	/s/ Patrick Walsh
Name: Patrick Walsh
Title: Managing Member and Chief Executive Officer

Date: March 28, 2024	PW PARTNERS ATLAS FUND I LP

By: PW Partners Atlas Funds, LLC, its general partner

By:	/s/ Patrick Walsh
Name: Patrick Walsh
Title: Managing Member and Chief Executive Officer

Date: March 28, 2024	PW PARTNERS ATLAS FUNDS, LLC

By:	/s/ Patrick Walsh
Name: Patrick Walsh
Title: Managing Member and Chief Executive Officer

Date: March 28, 2024	PW PARTNERS, LLC

By:	/s/ Patrick Walsh
Name: Patrick Walsh
Title: Managing Member and Chief Executive Officer

Date: March 28, 2024	PW PARTNERS CAPITAL MANAGEMENT LLC

By:	/s/ Patrick Walsh
Name: Patrick Walsh
Title: Managing Member

Date: March 28, 2024	PATRICK WALSH

By:	/s/ Patrick Walsh
Patrick Walsh

INDEX TO EXHIBITS

Exhibit	Description
Exhibit 99.1	Joint Filing Agreement, dated March 6, 2024, among the Reporting Persons*

Exhibit 99.2	Trading Data*

Exhibit 99.3	Letter to the Chairman of the Board, dated February 20, 2024*

Exhibit 99.4	Cooperation Agreement, dated March 26, 2024, by and between PW Partners and the Issuer

Exhibit 99.5	Trading Data

*Previously filed.